Exhibit 99.3

GASLOG PARTNERS LP

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page
Unaudited condensed consolidated statements of financial position as of December 31, 2021 and September 30, 2022	F-2
Unaudited condensed consolidated statements of profit or loss and total comprehensive income for the three and nine months ended September 30, 2021 and 2022	F-3
Unaudited condensed consolidated statements of changes in partners’ equity for the nine months ended September 30, 2021 and 2022	F-4
Unaudited condensed consolidated statements of cash flows for the nine months ended September 30, 2021 and 2022	F-5
Notes to the unaudited condensed consolidated financial statements	F-6

GasLog Partners LP

Unaudited condensed consolidated statements of financial position

As of December 31, 2021 and September 30, 2022

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	Note	December 31, 2021	September 30, 2022
Assets
Non-current assets
Other non-current assets		44	109
Derivative financial instruments – non-current portion	12	—	1,616
Tangible fixed assets	4	1,888,583	1,696,055
Right-of-use assets	5	81,996	69,192
Total non-current assets		1,970,623	1,766,972
Current assets
Vessel held for sale	4	—	60,760
Trade and other receivables		11,156	20,278
Inventories		2,991	3,075
Prepayments and other current assets		1,433	1,490
Derivative financial instruments – current portion	12	—	1,718
Short-term cash deposits		—	25,000
Cash and cash equivalents		145,530	138,956
Total current assets		161,110	251,277
Total assets		2,131,733	2,018,249
Partners’ equity and liabilities
Partners’ equity
Common unitholders (51,137,201 units issued and outstanding as of December 31, 2021 and 51,687,865 units issued and outstanding as of September 30, 2022)	6	579,447	635,193
General partner (1,077,494 units issued and outstanding as of December 31, 2021 and 1,080,263 units issued and outstanding as of September 30, 2022)	6	10,717	11,902
Preference unitholders (5,750,000 Series A Preference Units, 4,135,571 Series B Preference Units and 3,730,451 Series C Preference Units issued and outstanding as of December 31, 2021 and 5,436,221 Series A Preference Units, 3,624,034 Series B Preference Units and 3,205,857 Series C Preference Units issued and outstanding as of September 30, 2022)	6	329,334	290,322
Total partners’ equity		919,498	937,417
Current liabilities
Trade accounts payable		9,547	10,391
Due to related parties	3	952	1,172
Derivative financial instruments—current portion	12	5,184	—
Other payables and accruals	8	50,171	49,915
Borrowings—current portion	7	99,307	122,851
Lease liabilities—current portion	5	10,342	10,535
Total current liabilities		175,503	194,864
Non-current liabilities
Derivative financial instruments—non-current portion	12	4,061	—
Borrowings—non-current portion	7	986,451	847,988
Lease liabilities—non-current portion	5	45,556	37,680
Other non-current liabilities		664	300
Total non-current liabilities		1,036,732	885,968
Total partners’ equity and liabilities		2,131,733	2,018,249

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of profit or loss and total comprehensive income

For the three and nine months ended September 30, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

		For the three months ended		For the nine months ended
	Note	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022

Revenues	9	80,535	95,679	237,975	266,060
Voyage expenses and commissions		(1,371)	(1,383)	(5,302)	(5,016)
Vessel operating costs	11	(18,555)	(16,744)	(56,406)	(54,365)
Depreciation	4, 5	(21,281)	(20,696)	(62,765)	(64,907)
General and administrative expenses	10	(3,295)	(4,263)	(9,854)	(13,334)
Loss on disposal of vessel	4	—	(166)	—	(166)
Impairment loss on vessels	4	—	—	—	(28,027)
Profit from operations		36,033	52,427	103,648	100,245
Financial costs	13	(9,373)	(13,381)	(27,904)	(31,940)
Financial income		9	612	32	872
(Loss)/gain on derivatives	13	(182)	2,993	734	9,216
Total other expenses, net		(9,546)	(9,776)	(27,138)	(21,852)
Profit and total comprehensive income for the period		26,487	42,651	76,510	78,393

Earnings per unit, basic and diluted:	14
Common unit, basic		0.37	0.69	1.08	1.10
Common unit, diluted		0.36	0.67	1.04	1.07
General partner unit		0.37	0.69	1.09	1.10

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of changes in partners’ equity

For the nine months ended September 30, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	General partner		Common unitholders		Class B unitholders	Preference unitholders		Total Partners’ equity
	Units	Amounts	Units	Amounts	Units	Units	Amounts

Balance as of January 1, 2021	1,021,336	11,028	47,517,824	594,901	2,075,000	14,350,000	347,889	953,818
Net proceeds from public offerings of common units and issuances of general partner units	56,158	205	3,195,401	9,637	—	—	—	9,842
Settlement of awards vested during the period	—	—	8,976	—	—	—	—	—
Repurchases of preference units (Note 14)	—	3	—	132	—	(489,337)	(12,496)	(12,361)
Conversion of Class B units to common units	—	—	415,000	—	(415,000)	—	—	—
Distributions declared	—	(31)	—	(1,461)	—	—	(22,576)	(24,068)
Share-based compensation, net of accrued distribution	—	6	—	266	—	—	—	272
Partnership’s profit and total comprehensive income (Note 14)	—	1,127	—	52,890	—	—	22,493	76,510
Balance as of September 30, 2021	1,077,494	12,338	51,137,201	656,365	1,660,000	13,860,663	335,310	1,004,013

Balance as of January 1, 2022	1,077,494	10,717	51,137,201	579,447	1,660,000	13,616,022	329,334	919,498
Repurchases of preference units (Notes 6, 14)	—	(5)	—	(215)	—	(1,349,910)	(38,524)	(38,744)
Conversion of Class B units to common units (Note 6)	—	—	415,000	—	(415,000)	—	—	—
Settlement of awards vested during the period and issuance of general partner units (Note 6)	2,769	16	135,664	—	—	—	—	16
Distributions declared (Note 6)	—	(32)	—	(1,540)	—	—	(20,787)	(22,359)
Share-based compensation, net of accrued distribution	—	12	—	601	—	—	—	613
Partnership’s profit and total comprehensive income (Note 14)	—	1,194	—	56,900	—	—	20,299	78,393
Balance as of September 30, 2022	1,080,263	11,902	51,687,865	635,193	1,245,000	12,266,112	290,322	937,417

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of cash flows

For the nine months ended September 30, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars)

		For the nine months ended
	Note	September 30, 2021	September 30, 2022

Cash flows from operating activities:
Profit for the period		76,510	78,393
Adjustments for:
Depreciation	4, 5	62,765	64,907
Impairment loss on vessels	4	—	28,027
Loss on disposal of vessel	4	—	166
Financial costs	13	27,904	31,940
Financial income		(32)	(872)
Gain on derivatives	13	(734)	(9,216)
Share-based compensation	10	266	612
		166,679	193,957
Movements in working capital		7,897	(8,241)
Net cash provided by operating activities		174,576	185,716
Cash flows from investing activities:
Proceeds from sale of vessel, net	4	—	53,584
Payments for tangible fixed assets additions		(15,419)	(1,618)
Financial income received		32	488
Maturity of short-term cash deposits		2,500	—
Purchase of short-term cash deposits		(2,500)	(25,000)
Net cash (used in)/provided by investing activities		(15,387)	27,454
Cash flows from financing activities:
Borrowings repayments	7	(90,853)	(118,371)
Payment of loan issuance costs		—	(14)
Principal elements of lease payments	5	(310)	(7,832)
Interest paid	8, 13	(35,277)	(32,420)
Release of cash collateral for interest rate swaps		280	—
Proceeds from public offerings of common units and issuances of general partner units (net of underwriting discounts and commissions)	6	10,205	16
Repurchases of preference units	6	(12,361)	(38,744)
Payment of offering costs		(333)	(20)
Distributions paid (including common and preference)	6	(24,068)	(22,359)
Net cash used in financing activities		(152,717)	(219,744)
Increase/(decrease) in cash and cash equivalents		6,472	(6,574)
Cash and cash equivalents, beginning of the period		103,736	145,530
Cash and cash equivalents, end of the period		110,208	138,956

Non-cash investing and financing activities:
Capital expenditures included in liabilities at the end of the period		10,279	6,531
Financing costs included in liabilities at the end of the period		51	51
Offering costs included in liabilities at the end of the period		30	—
Commission on vessel disposal included in liabilities at the end of the period	4	—	1,075

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2021 and 2022

(All amounts expressed in thousands of U.S. Dollars, except unit data and per unit data)

1. Organization and Operations

GasLog Partners LP (“GasLog Partners” or the “Partnership”) was formed as a limited partnership under the laws of the Marshall Islands on January 23, 2014, as a wholly owned subsidiary of GasLog Ltd. (“GasLog”) for the purpose of initially acquiring the interests in three liquefied natural gas (“LNG”) carriers that were contributed to the Partnership by GasLog in connection with the initial public offering of its common units (the “IPO”).

The Partnership’s principal business is the acquisition and operation of LNG vessels, providing LNG transportation services on a worldwide basis. GasLog LNG Services Ltd. (“GasLog LNG Services” or the “Manager”), a related party and a wholly owned subsidiary of GasLog, incorporated under the laws of Bermuda, provides technical and commercial services to the Partnership. As of September 30, 2022, the Partnership wholly owned 13 LNG vessels and operated one LNG vessel leased back under a bareboat charter.

As of September 30, 2022, GasLog held a 33.2% ownership interest in the Partnership (including 2.0% through its general partner interest). As a result of its 100% ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

The accompanying unaudited condensed consolidated financial statements include the financial statements of GasLog Partners and its subsidiaries, which are 100% owned by the Partnership. GasLog-two Malta Ltd., a wholly owned subsidiary of the Partnership (dormant entity), was incorporated in Malta in August 2022. No other new subsidiaries were established or acquired in the nine months ended September 30, 2022.

2. Basis of Presentation

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by International Financial Reporting Standards (“IFRS”) for a complete set of annual financial statements have been omitted, and, therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Partnership’s annual consolidated financial statements for the year ended December 31, 2021, filed on an Annual Report on Form 20-F with the Securities Exchange Commission on March 1, 2022.

The unaudited condensed consolidated financial statements have been prepared on the historical cost basis, except for the revaluation of derivative financial instruments. The same accounting policies and methods of computation have been followed in these unaudited condensed consolidated financial statements as applied in the preparation of the Partnership’s consolidated financial statements for the year ended December 31, 2021. On October 27, 2022, the Partnership’s board of directors authorized the unaudited condensed consolidated financial statements for issuance. The critical accounting judgments and key sources of estimation uncertainty were disclosed in the Partnership’s annual consolidated financial statements for the year ended December 31, 2021 and remain unchanged.

The unaudited condensed consolidated financial statements are expressed in thousands of U.S. Dollars (“USD”), which is the functional currency of the Partnership and each of its subsidiaries because their vessels operate in international shipping markets, in which revenues and expenses are primarily settled in USD and the Partnership’s most significant assets and liabilities are paid for and settled in USD.

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

There were no IFRS standards or amendments that became effective in the current period which were relevant to the Partnership or material with respect to the Partnership’s financial statements.

(b) Standards and amendments in issue not yet adopted

At the date of authorization of these consolidated financial statements, the following standards and amendments relevant to the Partnership were in issue but not yet effective:

In January 2020, the IASB issued a narrow-scope amendment to IAS 1 Presentation of Financial Statements, to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also clarifies what IAS 1 means when it refers to the “settlement” of a liability as the extinguishment of a liability with cash, other economic resources or an entity’s own equity instruments. The amendment will be effective for annual periods beginning on or after January 1, 2024 and should be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Earlier application is permitted. Management anticipates that this amendment will not have a material impact on the Partnership’s financial statements.

In February 2021, the IASB amended IAS 1 Presentation of Financial Statements, IFRS Practice Statement 2 and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to improve accounting policy disclosures and help the users of the financial statements to distinguish between changes in accounting estimates and changes in accounting policies. The amendments will be effective for annual periods beginning on or after January 1, 2023. Management anticipates that these amendments will not have a material impact on the Partnership’s financial statements.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material with respect to the Partnership’s financial statements.

3. Related Party Transactions

The Partnership has the following balances with related parties, which have been included in the unaudited condensed consolidated statements of financial position:

Amounts due to related parties
	December 31, 2021	September 30, 2022
Due to GasLog LNG Services (a)	131	981
Due to GasLog (b)	821	191
Total	952	1,172

(a)	The balances represent mainly payments made by GasLog LNG Services on behalf of the Partnership.
(b)	The balances represent mainly payments made by GasLog on behalf of the Partnership.

Loans due to related parties

The main terms of the revolving credit facility of $30,000 with GasLog (the “Sponsor Credit Facility”) have been disclosed in the annual consolidated financial statements for the year ended December 31, 2021. Refer to Note 7 “Borrowings”. As of December 31, 2021, the amount outstanding under the Sponsor Credit Facility was nil. The Sponsor Credit Facility matured in March 2022.

The main terms of the Partnership’s related party transactions, including the commercial management agreements, administrative services agreement and ship management agreements with GasLog and GasLog LNG Services, have been disclosed in the annual consolidated financial statements for the year ended December 31, 2021. Refer to Note 14 “Related Party Transactions”.

The Partnership had the following transactions with such related parties, which have been included in the unaudited condensed consolidated statements of profit or loss for the three and nine months ended September 30, 2021 and 2022:

			For the three months ended		For the nine months ended
Company	Details	Account	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022
GasLog LNG Services	Commercial management fees(i)	General and administrative expenses	1,350	1,194	4,050	3,306
GasLog	Administrative services fees(ii)	General and administrative expenses	1,177	2,144	3,531	6,486
GasLog LNG Services	Management fees(iii)	Vessel operating costs	1,932	1,667	5,796	4,923
GasLog LNG Services	Other vessel operating costs	Vessel operating costs	—	10	10	23
GasLog	Commitment fee under Sponsor Credit Facility (Note 13)	Financial costs	77	—	228	68
GasLog	Realized loss on interest rate swaps held for trading (Note 13)	(Loss)/gain on derivatives	947	3	3,639	1,347

(i)	Effective January 1, 2022, the annual commercial management fee changed from $360 for each vessel to a fixed commission of 1.25% on the annual gross charter revenues of each vessel.

(ii)	Effective January 1, 2022, the annual administrative services fee was changed to $579 per vessel, from $314 effective since January 1, 2021.

(iii)	Effective January 1, 2022, the management fee was changed to $37.5 per vessel per month (from $46 per vessel per month). In April 2022, GAS-eight Ltd. entered into a similar management agreement for the Solaris, previously managed by a subsidiary of Shell plc.

4. Tangible Fixed Assets

The movement in tangible fixed assets (i.e. vessels and their associated depot spares) is reported in the following table:

	Vessels	Other tangible assets	Total tangible fixed assets
Cost
As of January 1, 2022	2,681,095	4,089	2,685,184
Additions, net	437	451	888
Transfer under Vessels held for sale	(324,034)	—	(324,034)
As of September 30, 2022	2,357,498	4,540	2,362,038

Accumulated depreciation and impairment loss
As of January 1, 2022	796,601	—	796,601
Depreciation	51,954	—	51,954
Transfer under Vessels held for sale	(182,572)	—	(182,572)
As of September 30, 2022	665,983	—	665,983

Net book value
As of December 31, 2021	1,884,494	4,089	1,888,583
As of September 30, 2022	1,691,515	4,540	1,696,055

All vessels have been pledged as collateral under the terms of the Partnership’s credit facilities.

In June 2022, GAS-twenty Ltd., the vessel-owning entity of the Methane Shirley Elisabeth, entered into a Memorandum of Agreement with respect to the sale of its vessel to an unrelated third party, with the transaction completed on September 14, 2022. Also, as of June 30, 2022, GasLog Partners had been actively pursuing to enter into an agreement for the sale and lease-back of a second steam turbine propulsion (“Steam”) vessel, the Methane Heather Sally, which was executed in October 2022 (Note 16). All criteria outlined by IFRS 5 Non-current Assets Held for Sale and Discontinued Operations were deemed to have been met as of June 30, 2022 with respect to both vessels. As a result, the carrying amounts of the Methane Shirley Elisabeth ($67,339) and the Methane Heather Sally ($74,123) were reclassified as “Vessels held for sale” (within current assets) and remeasured at the lower between carrying amount and fair value less costs to sell, resulting in the recognition of an impairment loss of $14,664 and $13,363, respectively, as of June 30, 2022. During the three and nine months ended September 30, 2022, a loss of $166 arising from the sale of the Methane Shirley Elisabeth was recorded in the consolidated statement of profit or loss.

As of September 30, 2022, the Partnership concluded that there were no events or circumstances triggering the existence of potential impairment or reversal of impairment of its remaining vessels.

5. Leases

The movements in right-of-use assets are reported in the following table:

Right-of-Use Assets	Vessel	Vessels’ Equipment	Total
As of January 1, 2022	81,651	345	81,996
Additions, net	—	149	149
Depreciation	(12,658)	(295)	(12,953)
As of September 30, 2022	68,993	199	69,192

An analysis of the lease liabilities is as follows:

Lease Liabilities
As of January 1, 2022	55,898
Additions, net	149
Interest expense on leases (Note 13)	1,189
Payments	(9,021)
As of September 30, 2022	48,215
Lease liabilities—current portion	10,535
Lease liabilities—non-current portion	37,680
Total	48,215

6. Partners’ Equity

The Partnership’s cash distributions for the nine months ended September 30, 2022 are presented in the following table:

Declaration date	Type of units	Distribution per unit	Payment date	Amount paid
January 26, 2022	Common	$0.01	February 9, 2022	522
February 25, 2022	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	March 15, 2022	7,112
April 27, 2022	Common	$0.01	May 11, 2022	522
May 12, 2022	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	June 15, 2022	6,898
July 27, 2022	Common	$0.01	August 11, 2022	528
July 27, 2022	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	September 15, 2022	6,777
			Total	$22,359

On April 1, 2022, GasLog Partners issued 33,700 common units in connection with the vesting of 19,638 Restricted Common Units (“RCUs”) and 14,062 Performance Common Units (“PCUs”) under its 2015 Long-Term Incentive Plan (the “2015 Plan”). On June 30, 2022, GasLog Partners issued 101,964 common units in connection with the vesting of 50,982 RCUs and 50,982 PCUs under its 2015 Plan. During this period, the Partnership also issued 2,769 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest for net proceeds of $16.

On July 1, 2022, GasLog Partners issued 415,000 common units in connection with GasLog’s option to convert the third tranche of its Class B units issued upon the elimination of incentive distributions rights in June 2019.

In the nine months ended September 30, 2022, under the Partnership’s preference unit repurchase programme established in March 2021 and covering the period March 11, 2021 to March 31, 2023, GasLog Partners repurchased and cancelled 313,779 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series A Preference Units”), 511,537 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series B Preference Units”) and 524,594 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series C Preference Units”). The aggregate amount paid during the period for repurchases of preference units was $38,744, including commissions and an amount of $4,678 relating to 90,841 Series A Preference Units, 70,000 Series B Preference Units and 27,000 Series C Preference Units, which were cancelled on October 3, 2022 (Note 16).

7. Borrowings

	December 31, 2021	September 30, 2022
Amounts due within one year	103,493	126,903
Less: unamortized deferred loan issuance costs	(4,186)	(4,052)
Borrowings – current portion	99,307	122,851
Amounts due after one year	996,242	854,461
Less: unamortized deferred loan issuance costs	(9,791)	(6,473)
Borrowings – non-current portion	986,451	847,988
Total	1,085,758	970,839

The main terms of the credit facilities, including financial covenants, and the Sponsor Credit Facility have been disclosed in the annual consolidated financial statements for the year ended December 31, 2021. Refer to Note 7 “Borrowings”.

In July 2022, pursuant to a “margin reset clause” included in the credit agreement of $193,713 with DNB Bank ASA, London Branch and ING Bank N.V., London Branch (the “Lenders”), which required the Lenders and GAS-nineteen Ltd., GAS-twenty one Ltd., and GAS-twenty seven Ltd. (together, the “Borrowers”) to renegotiate the facility’s margin, the Borrowers and Lenders agreed for the margin to remain unchanged and the facility to be transitioned from the three-month USD London Interbank Offered Rate (“LIBOR”) to the three-month Chicago Mercantile Exchange (“CME”) Term Secured Overnight Financing Rate (“SOFR”) Reference Rates as administered by CME Group Benchmark Administration Limited (“CBA”), effective July 21, 2022.

On September 14, 2022, the outstanding indebtedness of GAS-twenty Ltd. in the amount of $32,154 was prepaid pursuant to the sale of the Methane Shirley Elisabeth (refer to Note 4). The relevant advance of the loan agreement was cancelled and the respective unamortized loan fees of $294 written-off to the consolidated statement of profit or loss. Also, in the nine months ended September 30, 2022, the Partnership repaid $86,217 in accordance with the repayment terms under its credit facilities.

The current portion of borrowings includes an amount of $32,565 (debt less unamortized loan issuance costs) with respect to the Steam vessel Methane Heather Sally, classified as “Vessel held for sale” as of September 30, 2022 (Note 4). The amount is expected to be prepaid pursuant to the completion of the sale and lease-back transaction (Note 16).

The carrying amount of the Partnership’s credit facilities recognized in the unaudited condensed consolidated financial statements approximates their fair value after adjusting for the unamortized loan issuance costs.

GasLog Partners was in compliance with its financial covenants as of September 30, 2022.

8. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31, 2021	September 30, 2022
Unearned revenue	28,325	28,244
Accrued off-hire	1,768	1,801
Accrued purchases	3,273	2,373
Accrued interest	9,180	8,597
Other accruals	7,625	8,900
Total	50,171	49,915

9. Revenues

The Partnership has recognized the following amounts relating to revenues:

	For the three months ended		For the nine months ended
	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022
Revenues from long-term time charters	39,960	38,422	132,875	122,983
Revenues from spot time charters	40,575	57,257	105,100	143,077
Total	80,535	95,679	237,975	266,060

The Partnership defines long-term time charters as charter party agreements with an initial duration of more than five years (excluding any optional periods), while all charter party agreements of an initial duration of less than (or equal to) five years (excluding any optional periods) are classified as spot time charters.

10. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the three months ended		For the nine months ended
	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022
Administrative services fees (Note 3)	1,177	2,144	3,531	6,486
Commercial management fees (Note 3)	1,350	1,194	4,050	3,306
Share-based compensation	99	149	266	612
Other expenses	669	776	2,007	2,930
Total	3,295	4,263	9,854	13,334

11. Vessel Operating Costs

An analysis of vessel operating costs is as follows:

	For the three months ended		For the nine months ended
	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022
Crew costs	10,324	9,621	28,971	30,907
Technical maintenance expenses	4,418	3,242	14,632	11,179
Other operating expenses	3,813	3,881	12,803	12,279
Total	18,555	16,744	56,406	54,365

12. Derivative Financial Instruments

The fair value of the Partnership’s derivative assets is as follows:

	December 31, 2021	September 30, 2022
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	—	3,334
Total	—	3,334
Derivative financial instruments, current assets	—	1,718
Derivative financial instruments, non-current assets	—	1,616
Total	—	3,334

The fair value of the Partnership’s derivative liabilities is as follows:

	December 31, 2021	September 30, 2022
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	9,245	—
Total	9,245	—
Derivative financial instruments, current liability	5,184	—
Derivative financial instruments, non-current liability	4,061	—
Total	9,245	—

Interest rate swap agreements

The Partnership enters into interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to economically hedge a portion of the Partnership’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the counterparty effects quarterly floating-rate payments to the Partnership for the notional amount based on LIBOR, and the Partnership effects quarterly payments to the counterparty on the notional amount at the respective fixed rates.

Interest rate swaps held for trading

The principal terms of the Partnership’s interest rate swaps held for trading have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2021. Refer to Note 18 “Derivative Financial Instruments”.

The derivative instruments of the Partnership were not designated as cash flow hedging instruments as of September 30, 2022. The change in the fair value of the interest rate swaps for the three and nine months ended September 30, 2022 amounted to a gain of $3,297 and a gain of $12,579, respectively (for the three and nine months ended September 30, 2021, a gain of $1,787 and a gain of $7,356, respectively), which was recognized in profit or loss in the period incurred and is included in (Loss)/gain on derivatives. During the three and nine months ended September 30, 2022, the gain of $3,297 and the gain of $12,579, respectively (Note 13), was mainly attributable to changes in the USD LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, resulting in a decrease in derivative liabilities from interest rate swaps held for trading.

13. Financial Costs and (Loss)/gain on Derivatives

An analysis of financial costs is as follows:

	For the three months ended		For the nine months ended
	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022
Amortization and write-off of deferred loan issuance costs	1,209	1,334	3,648	3,466
Interest expense on loans	7,538	11,469	23,137	26,546
Interest expense on leases	5	381	14	1,189
Commitment fees	77	—	228	68
Other financial costs including bank commissions	544	197	877	671
Total financial costs	9,373	13,381	27,904	31,940

An analysis of loss/(gain) on derivatives is as follows:

	For the three months ended		For the nine months ended
	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022
Unrealized gain on interest rate swaps held for trading (Note 12)	(1,787)	(3,297)	(7,356)	(12,579)
Realized loss on interest rate swaps held for trading	1,969	304	6,622	3,363
Total loss/(gain) on derivatives	182	(2,993)	(734)	(9,216)

14. Earnings per Unit (“EPU”)

The Partnership calculates earnings per unit by allocating reported profit for each period to each class of units based on the distribution policy for available cash stated in the Partnership Agreement.

Basic earnings per unit is determined by dividing profit for the period, after deducting preference unit distributions and adding/ deducting any difference of the carrying amount of preference units above/below the fair value of the consideration paid to settle them, by the weighted average number of units outstanding during the period. Diluted earnings per unit is calculated by dividing the profit of the period attributable to common unitholders by the weighted average number of potential ordinary common units assumed to have been converted into common units, unless such potential ordinary common units have an antidilutive effect.

Earnings per unit is presented for the period in which the units were outstanding, with earnings calculated as follows:

	For the three months ended		For the nine months ended
	September 30, 2021	September 30, 2022	September 30, 2021	September 30, 2022
Profit for the period and Partnership’s profit	26,487	42,651	76,510	78,393
Adjustment for:
Accrued preference unit distributions	(7,329)	(6,491)	(22,493)	(20,299)
Differences on repurchase of preference units	135	(4)	135	(220)

Partnership’s profit attributable to:	19,293	36,156	54,152	57,874
Common unitholders	18,895	35,416	53,022	56,685
General partner	398	740	1,130	1,189
Weighted average number of units outstanding (basic)
Common units	51,132,690	51,683,354	48,950,508	51,332,736
General partner units	1,077,494	1,080,263	1,040,467	1,078,437
Earnings per unit (basic)
Common unitholders	0.37	0.69	1.08	1.10
General partner	0.37	0.69	1.09	1.10
Weighted average number of units outstanding (diluted)
Common units*	53,167,016	53,173,390	51,151,079	53,128,438
General partner units	1,077,494	1,080,263	1,040,467	1,078,437
Earnings per unit (diluted)
Common unitholders	0.36	0.67	1.04	1.07
General partner	0.37	0.69	1.09	1.10

*	Includes unvested awards with respect to the 2015 Plan and Class B units. After the conversion of the first, second and third tranche of 415,000 Class B units on July 1, 2020, 2021 and 2022, respectively, the remaining 1,245,000 Class B units will become eligible for conversion on a one-for-one basis into common units at GasLog’s option in three tranches of 415,000 units per annum on July 1 of 2023, 2024 and 2025.

15. Commitments and Contingencies

Future gross minimum lease payments receivable in relation to non-cancellable time charter agreements for vessels in operation, including a vessel under a lease (Note 5) as of September 30, 2022, are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition, early redelivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

Period	September 30, 2022
Not later than one year	267,090
Later than one year and not later than two years	87,261
Later than two years and not later than three years	62,623
Later than three years and not later than four years	32,155
Total	$449,129

In September 2017 and July 2018, GasLog LNG Services entered into maintenance agreements with Wartsila Greece S.A. in respect of nine of the Partnership’s LNG carriers. The agreements ensure dynamic maintenance planning, technical support, security of spare parts supply, specialist technical personnel and performance monitoring.

In March 2019, GasLog LNG Services entered into an agreement with Samsung Heavy Industries Co., Ltd. (“Samsung”) in respect of eleven of the Partnership’s LNG carriers. The agreement covers the supply of ballast water management systems on board the vessels by Samsung and associated field, commissioning and engineering services for a firm period of six years. As of September 30, 2022, ballast water management systems had been installed on seven out of the eleven vessels.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Partnership’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the consolidated financial statements.

16. Subsequent Events

On October 3, 2022 and October 4, 2022, GasLog Partners repurchased and cancelled 101,627 Series A Preference Units, 75,100 Series B Preference Units and 32,900 Series C Preference Units under its preference unit repurchase programme.

On October 21, 2022, GasLog Partners’ subsidiary, GAS-twenty one Ltd., entered into a sale and lease-back agreement for the Methane Heather Sally, a Steam LNG carrier built in 2007, for $50,000. The vessel was sold to an unrelated third party and leased back under a bareboat charter until the middle of 2025, with no repurchase option or obligation. The transaction is expected to be completed within the year. The vessel remains on its charter with a Southeast Asian charterer.

On October 26, 2022, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.01 per common unit for the quarter ended September 30, 2022. The cash distribution is payable on November 10, 2022 to all unitholders of record as of November 7, 2022. The aggregate amount of the declared distribution will be $528 based on the number of units issued and outstanding as of September 30, 2022.

On October 26, 2022, the board of directors of GasLog Partners approved and declared a distribution on the Series A Preference Units of $0.5390625 per preference unit, a distribution on the Series B Preference Units of $0.5125 per preference unit and a distribution on the Series C Preference Units of $0.53125 per preference unit. The cash distributions are payable on December 15, 2022 to all unitholders of record as of December 8, 2022.